April 2, 2007
By Edgar
Mr. Paul Cline
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re: Associated Banc-Corp.
     Form 10-K for the year ended December 31, 2006
     File No. 0-5519
Dear Mr. Cline:
The response of Associated Banc-Corp (the “Corporation” or “Associated”) to the comment in the Securities and Exchange Commission (the “SEC” or “Commission”) comment letter dated March 21, 2007 (the “Comment Letter”) related to our filing on Form 10-K for the year ended December 31, 2006 follows. For reference purposes, the text of the Comment Letter has been reproduced below in bold followed by Associated’s response. Proposed disclosures for future filings related to our response are included as an appendix due to the length, utilizing strikeouts and underlining to indicate proposed revisions.
Form 10-K for the Fiscal Year Ended December 31, 2006
Note 10 – Stockholders’ Equity, page 89
1.	It appears you have included the SFAS 158 transition adjustment required by paragraph 16(a) of SFAS 158 in Other Comprehensive Income. Please tell us how the inclusion of the transition adjustment in Other Comprehensive Income complies with paragraph A7 of SFAS 158.

The SFAS 158 transition adjustment was appropriately recorded in Accumulated Other Comprehensive Income (AOCI). However, we incorrectly included this transition adjustment with Other Comprehensive Income (OCI), which does not comply with the presentation shown in paragraph A7 of SFAS 158. This affects the 2006 disclosure of comprehensive income included in Note 10 beginning on page 89 of our Form 10-K and in the Statement of Changes in Stockholders’ Equity on page 70 of our Form 10-K. There is no effect on the total AOCI reported on our Consolidated Balance Sheet and Statement of Changes in Stockholders’ Equity.

We believe the effect on Note 10 and on the Statement of Changes in Stockholders’ Equity for the change in presentation that would be necessary to comply with paragraph A7 of SFAS 158 is not material to our 2006 Form 10-K. We based our materiality conclusion on the evaluation of quantitative and qualitative information, among which were: a) the amount of the transition adjustment, net of tax, represents less than 5% of comprehensive income for 2006, b) the details of the transition adjustment are separately disclosed in Note 10 to aid the reader (in line with the purpose of SFAS 130, particularly paragraphs 11 and 13, which indicates that the components of changes in equity may be more important than a single focus on the total amount of comprehensive income), and c) there is no effect on the total AOCI reported for 2006. Therefore, in future filings, beginning with the Form 10-Q for the period ended March 31, 2007, and concluding in the 2007 Form 10-K, we will include a full-year 2006 Statement of Changes in Stockholders’ Equity, which will reflect the SFAS 158 transition adjustment as a direct component of AOCI, separate from comprehensive income, as well as the applicable year-to-date 2007 Statement of Changes in Stockholders’ Equity each quarter, inclusive of the components of OCI either directly on the statement or in a footnote for each period presented. See revised proposed disclosure based on our Form 10-K for the year ended December 31, 2006 attached as Appendix 1, which we will include in future filings with an explanation of the change beginning with the Form 10-Q for the quarter ended March 31, 2007.

On behalf of Associated, and as requested in your letter, we acknowledge that:
•	Associated is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Associated may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter is responsive to your comments. Please feel free to contact me at 920-491-7120 if you have any questions or need further information.
Sincerely,
/s/ Joseph B. Selner
Chief Financial Officer
Associated Banc-Corp
Cc: Matthew Komar, Staff Accountant

Appendix 1: Consolidated Statements of Changes in Stockholders’ Equity and Note 10 Stockholders’ Equity from the 2006 Form 10-K of Associated Banc-Corp (with proposed disclosure revisions as underlined or stricken )
ASSOCIATED BANC–CORP
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

					Accumulated
					Other
	Common Stock			Retained	Comprehensive	Deferred	Treasury
	Shares	Amount	Surplus	Earnings	Income (Loss)	Compensation	Stock	Total
	(In Thousands, except per share data)
Balance, December 31, 2003	73,442	$734	$575,975	$724,356	$52,089	$(1,981)	$(2,746)	$1,348,427
Comprehensive income:
Net income	—	—	—	258,286	—	—	—	258,286
Other comprehensive loss	—	—	—	—	(10,884)	—	—	(10,884)

Comprehensive income								247,402

Cash dividends, $0.9767 per share	—	—	—	(112,565)	—	—	—	(112,565)
Common stock issued:
Business combinations	19,447	194	537,803	—	—	—	—	537,997
3-for-2 stock split effected in the form of a stock dividend	36,819	369	(369)	—	—	—	—	—
Stock-based compensation plans	334	3	7,699	(11,230)	—	—	27,385	23,857
Purchase of common stock	—	—	—	—	—	—	(33,655)	(33,655)
Deferred compensation expense	—	—	141	—	—	(141)	—	—
Tax benefit of stock options	—	—	5,956	—	—	—	—	5,956

Balance, December 31, 2004	130,042	$1,300	$1,127,205	$858,847	$41,205	$(2,122)	$(9,016)	$2,017,419

Comprehensive income:
Net income	—	—	—	320,161	—	—	—	320,161
Other comprehensive loss	—	—	—	—	(45,143)	—	—	(45,143)

Comprehensive income								275,018

Cash dividends, $1.06 per share	—	—	—	(138,966)	—	—	—	(138,966)
Common stock issued:
Business combinations	8,427	84	264,360	—	—	—	—	264,444
Stock-based compensation plans	202	2	3,710	(10,795)	—	—	25,785	18,702
Purchase of common stock	(2,974)	(29)	(96,329)	—	—	—	(18,454)	(114,812)
Restricted stock awards granted, net of amortization	—	—	(1,115)	—	—	41	1,074	—
Tax benefit of stock options	—	—	3,173	—	—	—	—	3,173

Balance, December 31, 2005	135,697	$1,357	$1,301,004	$1,029,247	$(3,938)	$(2,081)	$(611)	$2,324,978

Comprehensive income:
Net income	—	—	—	316,645	—	—	—	316,645
Other comprehensive income ~~loss~~	—	—	—	—	2,549	—	—	2,549

					~~(12,515~~ )			~~(12,515~~ )

Comprehensive income								319,194

								~~304,130~~

Adjustment for adoption of SFAS 158, net of tax					(15,064)			(15,064)

Cash dividends, $1.14 per share	—	—	—	(151,235)	—	—	—	(151,235)
Common stock issued:
Stock-based compensation plans	790	8	15,268	(4,945)	—	—	19,538	29,869
Purchase of common stock	(6,061)	(61)	(201,913)	—	—	—	(68,316)	(270,290)
Stock-based compensation, net	—	—	2,345	(54)	—	2,081	(561)	3,811
Tax benefit of stock options	—	—	4,230	—	—	—	—	4,230

Balance, December 31, 2006	130,426	$1,304	$1,120,934	$1,189,658	$(16,453)	$—	$(49,950)	$2,245,493

See accompanying notes to consolidated financial statements.

NOTE 10 STOCKHOLDERS’ EQUITY:
On April 28, 2004, the Board of Directors declared a 3-for-2 stock split, effected in the form of a stock dividend, payable May 12, 2004, to shareholders of record at the close of business on May 7, 2004. All share and per share data in the accompanying consolidated financial statements has been adjusted to reflect the effect of this stock split. As a result of the stock split, the Corporation distributed approximately 37 million shares of common stock. Any fractional shares resulting from the dividend were paid in cash.
The Corporation’s Articles of Incorporation authorize the issuance of 750,000 shares of preferred stock at a par value of $1.00 per share. No shares have been issued.
At December 31, 2006, subsidiary net assets equaled $2.4 billion, of which approximately $50 million could be paid to the Parent Company in the form of cash dividends without prior regulatory approval, subject to the capital needs of each subsidiary.
Stock Repurchases: The Board of Directors has authorized management to repurchase shares of the Corporation’s common stock each quarter in the market (authorized at 2.0 million shares per quarter as of December 31, 2006), to be made available for issuance in connection with the Corporation’s employee incentive plans and for other corporate purposes. Under this authorization, the Corporation repurchased (and recorded to treasury stock) 6,480 shares for $219,000 during 2006 at an average cost of $33.82 per share and 521,500 shares for $17.0 million during 2005 at an average cost of $32.58 per share.
Additionally, under actions in October 2000, July 2003, and March 2006, the Board of Directors authorized the repurchase of the Corporation’s outstanding shares, not to exceed approximately 17.6 million shares on a combined basis. During the full year 2005, the Corporation repurchased (and cancelled) approximately 3.0 million shares of its outstanding common stock for $96.4 million or an average cost of $32.40 per share under accelerated share repurchase agreements. During the first quarter of 2006, the Corporation settled the 2005 accelerated share repurchase agreements. In addition, the Corporation repurchased 8.0 million shares during 2006 (6.0 million cancelled shares and 2.0 million recorded to treasury stock) for a combined cost of $263 million or an average cost of $32.83 under accelerated share repurchase agreements. The Corporation settled two of the 2006 accelerated share repurchase agreements in shares during 2006, and the remaining 2006 accelerated share repurchase agreement is anticipated to settle in shares in first quarter 2007. At December 31, 2006, approximately 1.4 million shares remain authorized to repurchase under the March 2006 authorization, as the 2000 and 2003 authorizations have been fully utilized. The accelerated share repurchases enable the Corporation to repurchase the shares immediately, while the investment banker purchases the shares in the market over time. The repurchase of shares will be based on market opportunities, capital levels, growth prospects, and other investment opportunities.
Other Comprehensive Income: A summary of activity in accumulated other comprehensive income follows.

	2006		2005	2004

			($ in Thousands)
Net income	$316,645		$320,161	$258,286
Other comprehensive income (loss):
Reclassification adjustment for net losses and interest expense for interest differential on derivative instruments realized in net income	—		14,636	6,853
Income tax benefit	—		(5,874)	(3,695)
Net gains (losses) on investment securities available for sale:
Net unrealized gains (losses)	8,790		(79,997)	(20,189)
Reclassification adjustment for net gains realized in net income	(4,722)		(4,116)	(637)
Income tax expense (benefit)	(1,519)		30,208	6,784
~~Pension and postretirement benefit adjustment~~	~~(25,107~~	)	—	—

~~Income tax expense~~	~~10,043~~		—	—

Total other comprehensive income (loss)	2,549		(45,143)	(10,884)

	~~(12,515~~	)

Comprehensive income	$319,194		$275,018	$247,402

	~~304,130~~